TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES APPOINTMENT TO BOARD: ANN K. MASSE

Toronto, Ontario, October 4, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce the appointment of Dr. Ann K. Masse, Ph.D., to its board of directors.

Dr. Masse is a proven leader in safety, health and environmental stewardship. Dr. Masse currently is Global Head, Health, Safety, Environment and Security with Rio Tinto with responsibility for over 140 professionals globally. Under her leadership, the global Rio Tinto organization experienced zero fatalities in the last three years, successfully managed operations over the course of the COVID-19 pandemic and was one of the first corporations to introduce testing and vaccinations clinics.

Previous roles held by Dr. Masse include Vice President, Safety, Health and Environment with Barrick Gold and Vice President, Safety and Health with Goldcorp. Dr. Masse spent 23 years at DuPont where she held various leadership positions culminating in Global Safety, Health and Environment Leader - Strategy. DuPont is recognized as a world leader in safety and health practices and performance.

Dr. Masse holds a Ph.D. in Physical Oceanography from the University of Delaware and completed her post-doctoral appointment with the Canada Centre for Inland Waters in Burlington, Ontario. Dr. Masse also holds a Bachelor of Arts degree in Environmental Studies from St. Michael's College (Vermont).

Don Charter, IAMGOLD's Chair of the Board, stated: "We are extremely pleased to welcome Dr. Masse to the IAMGOLD board of directors. Her extensive business experience and her expertise and depth in health and safety, environment and security matters, gained from her experience with global mining and specialty products leaders will provide insightful and meaningful guidance and governance over these critical areas. We have continued with our board renewal in accordance with our guidelines announced at the beginning of 2021, and with the recent addition of three very experienced professionals with extensive technical, operations and finance expertise (Kevin O'Kane, who joined on September 21, and Anne Marie Toutant and Deborah Starkman, who joined in December 2020), IAMGOLD's board is now comprised of nine members of which 33% (38% of independent directors) are female with an average tenure of 4.3 years."

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.